NYSE
AN ICE EXCHANGE

July 20, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Trinity Capital Inc., under the Exchange Act of 1934:

- Common Stock, par value $0.001 per share
- 7.875% Notes due 2029
- 7.875% Notes due 2029

Sincerely,

Craig A. Marti

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com